United States

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

January 31, 2018

FNB BANCORP

(Exact name of registrant as specified in its charter)

California

(State or other jurisdiction of incorporation)

000-49693	92-2115369
(Commission File Number)	(IRS Employer Identification No.)

975 El Camino Real, South San Francisco, California	94080
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (650) 588-6800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 2.02 Results of Operations and Financial Condition

On January 31,2018, FNB Bancorp announced its financial results for the three and twelve month periods ended December 31, 2017. A copy of the press release is attached as Exhibit 99.01 to this Form 8-K and is incorporated by reference.

Item 8.01 Other Events

The only information contained in this Form 8-K being filed for the purpose of Rule 425 under the Securities Act is the information relating solely to the proposed merger between FNB Bancorp and TriCo Bancshares contained in the press release furnished herewith as Exhibit 99.01 and being filed under this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d)     Exhibits

99.01     News Release dated January 31, 2018, announcing financial highlights of operating results for the quarter ended December 31, 2017.

*     The information furnished under Item 2.02 and Item 9.01 of this Current Period on Form 8-K, including the exhibit, shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities under this Section, nor shall it be deemed incorporated by reference in any registration statement or other filings of TriCo Bancshares under the Securities Act of 1933, as amended, except as shall be set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FNB BANCORP (Registrant)

Dated: January 31, 2018.	By:	/s/ Dave A. Curtis
Dave A. Curtis
Senior Vice President and
Chief Financial Officer